U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities and Exchange Act of 1934

For the fiscal year ended December 30, 2003

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

ELDEC CORPORATION AND INTERPOINT CORPORATION

DEFERRED INCOME PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 30, 2003 and 2002	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 30, 2003 and 2002	3
Notes to Financial Statements	4

EXHIBITS
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the ELDEC Corporation and Interpoint Corporation Deferred Income Plan:

We have audited the accompanying statements of net assets available for benefits of ELDEC Corporation and Interpoint Corporation Deferred Income Plan (the “Plan”) as of December 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Stamford, Connecticut

June 15, 2004

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 30, 2003 AND 2002

	2003	2002
ASSETS

Investments, at fair value (Note 2):
Mutual funds	$—	$26,133,821
Common and collective funds	—	10,431,106
Common stock	—	6,142,933
Participant notes receivable	—	1,307,116

Total Investments	—	44,014,976

Net Assets Available for Benefits	$—	$44,014,976

See notes to financial statements.

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED

DECEMBER 30, 2003 AND 2002

	2003	2002
Contributions:
Employee	$3,472,182	$3,519,413
Employer	1,052,676	1,084,494
Rollovers	259,936	17,227

Total contributions	4,784,794	4,621,134

Gain (loss) on investments:
Interest and dividends	463,349	408,205
Net realized and unrealized appreciation (depreciation) of investments	12,259,654	(10,685,859)

Total gain (loss) on investments	12,723,003	(10,277,654)

Distributions to participants	(2,741,934)	(2,688,174)
Transfers to the Amended and Restated Crane Co. Savings and Investment Plan	(58,780,839)	—

Net decrease in net assets available for benefits	(44,014,976)	(8,344,694)

Net assets available for benefits beginning of year	44,014,976	52,359,670

Net assets available for benefits end of year	$—	$44,014,976

See notes to financial statements.

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

Notes to Financial Statements

1.	PLAN MERGER

Effective December 29, 2003 the ELDEC Corporation and Interpoint Corporation Deferred Income Plan (the “Plan”) was merged with the Amended and Restated Crane Co. Savings and Investment Plan. All funds included in the Plan at the date of the merger were transferred to funds with similar characteristics in the Amended and Restated Crane Co. Savings and Investment Plan.

2.	DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for more complete information regarding the Plan’s provisions.

General The Plan is a defined contribution plan covering substantially all employees of ELDEC Corporation and Interpoint Corporation (collectively, the “Corporation”). The Corporation is a wholly-owned subsidiary of Crane Co (the “Company”). The Plan is subject to the terms of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility All employees of the Corporation are eligible to participate in the Plan upon their hire date.

Contributions Participants can elect to contribute and defer between 1% and 25% of pretax annual compensation as defined by the Plan. Such employee contributions may not exceed the maximum allowable contribution under the Internal Revenue Code (“IRC”) regulations. Participants who have attained age 50 before the close of the Plan Year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participant. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Corporation matches 50% of each participant’s contribution, up to 6% of the participant’s salary, made in the form of common stock of Crane Co.

Participant accounts Each participant’s account is credited with the participant’s contributions and allocations of the Corporation’s matching contribution and Plan earnings and charged with an allocation of management fees not paid by the Corporation.

Vesting A participant’s deferred income contribution account and Corporation matching contributions are 100% vested and nonforfeitable at all times.

Participant notes receivable Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms, subject to approval by the Administrative Committee (the “Committee”), range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The fixed rate of interest will be equal to the Wall Street Journal prime lending rate 15 days prior to the end of each quarter plus one percent per annum.

Distributions Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $5,000, the participant may elect to defer the withdrawal until reaching the age of 70- 1/2.

Plan expenses Plan administrative expenses (except those associated with the Crane Co. Stock Fund) are paid by the Company. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions.

Tax Status The Internal Revenue Service has determined and informed the Company by letter dated September 20, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Investment Funds Plan participants may direct investment of their accounts in any of several options in such increments and at such times as designated by the Committee appointed by the Crane Co. Board of Directors except for the New Match Account. All employer matching contributions are used to purchase Crane Co. stock and become part of the New Match Account. The Plan contains a New Match Account diversification provision for qualified participants. A qualified participant who has attained age fifty-five (55) and has completed at least ten (10) years of participation in the Plan shall be permitted to direct the Plan as to the investment of an aggregate of twenty-five percent (25%) of the value of their account balance attributable to Crane Co. common stock, incrementally or in total, during a qualified election period. The qualified election period is the period of six (6) plan years beginning with the plan year in which the participant first becomes a qualified participant; provided that the qualified election period shall not begin unless and until the fair market value of the Company Stock allocated to the participant’s account is at least $500 as of any valuation date. During the last plan year in the participant’s qualified election period or no later than 90 days after its close, a qualified participant may direct the Plan as to the investment of an aggregate of fifty percent (50%) of such account balance (including amounts previously directed).

Below are the investments whose fair value individually represented 5 percent or more of the Plan’s net assets as of December 30, 2003 and 2002:

	2003	2002
Wells Fargo Stable Value Fund A	$—	$10,431,106
AIM Balanced Fund Class A	—	2,891,529
Dryden Stock Index Fund Class I	—	5,115,743
Jennison Growth Fund Class Z	—	9,456,615
Jennison Small Company Value Fund Class Z	—	4,195,876
Putnam International Growth Fund Class A	—	2,916,947
Crane Co. Stock Fund	—	6,070,009

A portion of the Crane Co. Stock Fund is considered a nonparticipant-directed investment for the Plan. Information about the net assets and the significant components of the changes in net assets relating to this investment are as follows:

	December 30,
	2003	2002
Net assets:
Common stock	$—	$5,466,586

	Year ended December 30, 2003	Year ended December 30, 2002
Changes in net assets:
Contributions	$1,059,298	$1,082,670
Dividends	118,851	101,945
Net appreciation (depreciation)	3,256,968	(1,444,978)
Benefits paid to participants	54,690	89,148
Transfers to participant-directed investments	9,671,683	197,795

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2003	2002
Mutual Funds	$8,208,373	$(9,442,160)
Common and Collective Funds	421,371	460,980
Common Stocks	3,629,910	(1,704,679)

	$12,259,654	$(10,685,859)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Wells Fargo Stable Value Fund A is a collective trust fund that is administered by Wells Fargo Bank, N.A. (the “Bank”). The value of this investment is based on the underlying unit value reported by the Bank. The Crane Co. Stock Fund and Huttig Stock Fund are valued at the quoted market price of the respective company’s common stock. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis with the cost basis of securities sold determined by specific identification.

Dividend income, interest income and realized gains and losses from investments are recorded as earned on an accrual basis. The dividend income, interest income and realized gains and losses are allocated to participant accounts daily on a cash basis based upon each participant’s proportionate share of assets in each fund. Unrealized gains and losses are allocated to participants daily based on the participant’s proportionate share of assets in each fund.

Distributions to Participants Benefit payments are recorded when paid.

Administrative expenses Costs of administering the Plan are paid by the Company.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

4. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Financial is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred for investment management services, if any, were paid by the Employer.

At December 30, 2002, the Plan held 303,500 shares of common stock of Crane Co., the sponsoring employer, with a cost basis of $7,132,032. During the year ended December 30, 2003 and 2002, the Plan recorded dividend income of $132,577 and $113,654, respectively, related to its investment in the common stock of Crane Co.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the ELDEC Corporation and Interpoint Corporation Deferred Income Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE ELDEC Corporation and Interpoint Corporation Deferred Income Plan

/s/ G. A. Dickoff
G.A. Dickoff
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

June 25, 2004